================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TRANSITION PERIOD FROM TO


                         THE HOUSTON EXPLORATION COMPANY
                               401(k) PLAN & TRUST
                (Full title of the Plan and address of the Plan,
                if different from that of the issuer named below)



                         THE HOUSTON EXPLORATION COMPANY
                        1100 LOUISIANA STREET, SUITE 2000
                            HOUSTON, TEXAS 77002-5215
                                 (713) 830-6800
             (Name of issuer of securities held pursuant to the Plan
                 and address of its principal executive office)


================================================================================

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

                                                                                                              Page
                                                                                                              ----
Report of Independent Registered Public Accounting Firm.........................................................2

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 ...............................3

Statements of Changes in Net Assets Available for Benefits for the Years Ended
      December 31, 2003 and 2002................................................................................4

Notes to Plan Financial Statements..............................................................................5

Supplemental Schedule:  Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year
      December 31, 2003 and 2002................................................................................9

Supplemental Schedule:  Schedule H, Part IV, Line 4a - Non-Exempt Transactions ................................10

Supplemental Schedule:  Schedule H, Part IV, Line 4j - Reportable Transactions ................................11

Index to Exhibits..............................................................................................12

Signatures.....................................................................................................13

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Houston Exploration Company:

We have audited the accompanying statements of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Houston, Texas
June 28, 2004

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002


                                                                                  DECEMBER 31,
                                                                             2003               2002
                                                                        --------------------------------
Investments at fair market value:                                       $   9,983,704      $   7,110,861

Other assets at cost, which approximates fair market value:
   Contributions receivable                                                   110,053                  -
   Participant loans                                                          311,011            186,311
                                                                        -------------      -------------
      Total other assets at cost                                              421,064            186,311
                                                                        -------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS                                       $  10,404,768      $   7,297,172
                                                                        =============      =============


   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                            YEAR ENDED DECEMBER 31,
                                                                           2003                2002
                                                                     ------------------------------------
ADDITIONS:

  Investment income gain (loss):
     Interest, dividends and other realized gains (losses), net       $          168       $           --
     Interest from participant loan repayments                                17,020                4,179
     Net appreciation (depreciation) in market value of investments        1,601,384           (1,160,663)
                                                                      --------------       --------------
         Total investment gain (loss)                                      1,618,572           (1,156,484)

  Contributions:
     Employee                                                              1,121,079              921,364
     Employer                                                              1,117,471              920,364
     Participant rollovers                                                     2,162              125,824
                                                                      --------------       --------------
         Total contributions                                               2,240,712            1,967,552
                                                                      --------------       --------------

            TOTAL ADDITIONS                                                3,859,284              811,068

DEDUCTIONS:

  Benefits paid to participants                                              730,993              630,023
  Participant loan defaults and other adjustments                             18,775                    -
  Administrative expenses                                                      1,920                1,446
                                                                       -------------       --------------

            TOTAL DEDUCTIONS                                                 751,688              631,469
                                                                      --------------       --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                          3,107,596              179,599

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                     7,297,172            7,117,573
                                                                      --------------       --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $   10,404,768       $    7,297,172
                                                                      ==============       ==============


   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                     NOTES TO THE PLAN FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE PLAN

The Houston Exploration Company 401(k) Plan & Trust (the "Plan") is a tax-qualified defined contribution plan. Contributions are made by employees and matched by The Houston Exploration Company (the "Company" or "Houston Exploration"). The following description of the Plan provides only general information of Plan provisions during the years ended December 31, 2003 and 2002. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participation in the Plan is voluntary. All employees of the Company become eligible to participate in the Plan upon reaching 21 years of age and completing one month of service. Plan entry dates are the first of each calendar quarter or January 1st, April 1st, July 1st, and October 1st. Participants may elect to reduce their gross compensation by any percentage amount between 1% and 12.5% and have this amount deposited into the Plan as pre-tax contributions. In accordance with Internal Revenue Service ("IRS") guidelines, employee contributions were limited to $12,000 and $11,000, respectively, for the years ended December 31, 2003 and 2002.

Beginning in 2002, the limit on elective deferrals by employees increases by $1,000 each year until the limit reaches $15,000 in 2006. After 2006, the limit will be subject to cost-of-living increases. In addition, also beginning in 2002, Plan participants who are age 50 or over at the end of the calendar year are permitted to make a catch-up contribution. The catch-up contribution for was $2,000 for 2003 and $1,000 for 2002. The catch-up contribution increases by $1,000 each year until it reaches $5,000 in 2006. The catch-up contribution cannot exceed the lesser of the catch-up contribution limit or the excess of the participant's compensation over the elective deferrals that are not catch-up contributions.

The Company may, at its discretion, make certain matching contributions based on employee contributions. During 2003 and 2002, the Company elected to match 100% of employee contributions up to a maximum of 12.5%. In order for the Plan to satisfy various nondiscrimination tests required under applicable Federal regulations, certain employees designated as highly compensated employees under Internal Revenue Code may be limited, from time to time, in the amount they may contribute to the Plan. For any Plan participant, total annual contributions (the sum of employee plus employer contributions) may not exceed the lesser of $40,000 or 100% participant compensation for both 2003 and 2002.

Participants are fully vested in their contributions at the time the contributions are made. Participants commence vesting in the Company's contributions and any earnings thereon, upon completion of one year of service at the rate of 20% per year and become fully vested upon completion of their fifth year of service. Death or disability of a participating employee results in immediate full vesting of Company matching contributions. If employment is terminated for reasons other than death or disability unvested participant account balances are forfeited back to the Plan. Forfeitures of employer's matching contributions can be used by the Plan to reduce future employer contributions. Forfeitures totaled $7,671 and $13,825, respectively during 2003 and 2002, none of which were used to reduce the Company's match.

Funds are available for withdrawal or distribution from the Plan at retirement (defined by the Plan as age 65), death, disability, hardship (as defined by the IRS) or termination of employment with the Company. Distributions prior to age 59 1/2 may be subject to an early withdrawal penalty imposed by the IRS of 10% in addition to Federal withholding tax required on the distributed funds. Participants are permitted to rollover 401(k) money from previous employer plans and employees leaving the Company have the option to rollover Plan money into an Individual Retirement Account ("IRA").

Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow up to 50% of their vested account balance not to exceed a maximum of $50,000. The minimum loan amount is $1,000. The interest rate charged on participant loans is commensurate with the prevailing interest rate charged on similar commercial loans. Loans are repaid through payroll deductions. Upon termination of employment, the participant may either repay any outstanding loan balance in full or incur a tax liability on the unpaid balance.

It is the intention of the Company that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, Plan assets and income will be distributed (after payment of Plan expenses) exclusively to active and retired participants.
Plan assets are invested in an unallocated group annuity contract with ING Life Insurance and Annuity Company ("ILIAC"). ILIAC uses two investment vehicles for Plan funds:

     o an allocated annuity contract which is referred to as a "General or Fixed Account"; and
     o a "Separate Variable Annuity Account D" which is a pooled separate account established under Connecticut State Insurance law.

Funds held in the General Account earn interest at market rates and funds held in the Separate Variable Annuity Account D are invested in various mutual funds. ILIAC is the principal insurance company in the ING Financial Services ("ING") group of companies controlled by the ING Group ("ING").

Various mutual funds, both third party funds and funds owned and controlled by ING, together with Houston Exploration common stock, are available as investment options for Plan contributions. ING purchases shares of the various mutual funds or common stock and depending on the investment vehicle selected, ING will fund the investment acquisition through ILIAC's general account or through ILIAC's pooled separate account D. Plan participants individually direct the investment of both their contributions and their share of the Company's matching contributions. See Note 7 -- Investments, for discussion of realized and unrealized gains and losses on Plan assets.

NOTE 2 -- PLAN SPONSOR, ADMINISTRATOR AND TRUSTEE

Houston Exploration is the Plan Sponsor and Administrator. Houston Exploration contracts with a third party, a "Third Party Administrator", to provide various accounting and record keeping services for the Plan. ING serves as the Plan custodian as the Plan's assets are invested in ILIAC's allocated annuity contract and its variable annuity separate account D. ING National Trust is the Plan's trustee and is the Plan's third party administrator providing all accounting and record keeping services for the Plan. ING Investment Services, LLC is the Plan's broker to provide brokerage services. With the exception of brokerage fees, which are built into the unit cost of a fund, all expenses of administering the Plan are paid by Houston Exploration. See Note 8 - Subsequent Events for discussion of change in trustee and third party administrator on January 1, 2004 pursuant to the January 1, 2004 adoption of a new plan agreement.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The accounting records of the Plan are maintained on a cash basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Investment Valuation. Investments in the mutual funds are reported at fair market value as determined by the unit value reported by ING. Participant loans are stated at fair value. Investments in Houston Exploration common stock are valued at a quoted market price. Any other assets are reported at cost, which in the opinion of management approximates fair value.

NOTE 4 -- FEDERAL INCOME TAXES

The IRS issued a determination letter, dated November 7, 2001, stating that the Plan, as designed, meets the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. The Plan Administrator believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

NOTE 5 -- RELATED PARTIES

During 2003 and 2002, the Plan had a total of 20 investment options that included the follow

     o    10 funds controlled by ING Financial Services;

     o    nine third party mutual funds; and

     o the common stock of Houston Exploration, the Plan Sponsor and Administrator.

NOTE 6 -- OTHER INFORMATION

Prohibited Transactions. As required by ERISA Section 2510.3-102, the Houston Exploration is required to segregate employee contributions to the Plan from its general assets as soon as practicable, but in no event more than 15 business days following the end of the month in which amounts are withheld from wages. Due to the change in Plan administrator from ING to MFS during the fourth quarter of 2003 (see Note 8 - Subsequent Events), contributions from the November 30, 2003 payroll were not able to be transferred to and accepted by the new Third Party Plan Administrator (MFS) until December 30, 2003, which exceeded the 15 business day limitation by 7 business days. Total contributions and loan repayments for the November 30, 2003 pay period were $60,160, of which $28,780 represented employee contributions, $27,681 represented the Company's matching contributions and $3,699 represented loan repayments. Contributions for this pay period are considered a prohibited transaction. The Company made an interest payment of $2,587 to compensate the Plan for lost investment earnings relating to this prohibited transaction. There were no prohibited transactions during 2002.

The Plan had no lease commitments or leases in default and no loans or fixed income obligations in default, as defined by ERISA Section 2520.103(b)(3)(E) for the years ended December 31, 2003 and 2002.

NOTE 7 -- INVESTMENTS

The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2003 and 2002:

                                                                                DECEMBER 31,
                                                                          2003               2002
                                                                     -----------------------------------
ING non-interest bearing cash (see Note 8)                           $     9,983,704    $             -
ING Fixed Account                                                                  -          2,568,689
Fidelity VIP Growth Portfolio                                                      -          1,222,752
ING Growth and Income VP                                                           -            668,070
Fidelity VIP Equity-Income Portfolio                                               -            634,868
ING Money Market VP                                                                -            406,501
                                                                      --------------     --------------
     Total comprising 5% or more of total Plan assets                      9,983,704          5,500,880
All other Plan assets as a group                                             421,064          1,796,292
                                                                     ---------------    ---------------
     Total Plan assets                                               $    10,404,768    $     7,297,172
                                                                     ===============    ===============

For the year ended December 31, 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,601,384. For the year ended December 31, 2002, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $1,160,663.

There are no dividends or realized and unrealized gains with respect to separate account units of participation. Dividends and realized and unrealized gains and losses for the underlying funds are factored into the value of the separate account funds. The value of the separate account unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held by the plans invested in the separate account. The value of the separate account includes the dividends earned and any realized or unrealized gains or losses associated with the underlying investments. the table below provides the change in fair value during the respective year for each of the Plan's investment vehicles. The net appreciation or (depreciation) in fair value includes both realized and unrealized gains.

                                                                            Year Ended December 31,
                                                                            2003             2002
                                                                      ----------------------------------
                                                                        Change in Value during Period
      (1) General Account:
             ING Fixed Account                                         $    228,507      $   111,601
      (2) Pooled Separate Accounts:
             ING Growth and Income VP                                       164,087         (259,592)
             ING Money Market VP                                              1,186            3,200
             ING Bond VP                                                     14,041            9,885
             ING Balanced Fund                                               55,190          (13,941)
             ING Ascent                                                       1,280             (530)
             ING Crossroads                                                   2,891              (71)
             ING Index Plus Large Cap VP                                     43,419          (19,610)
             ING Value Opportunity VP                                        47,423          (29,870)
             ING Index Plus Mid Cap VP                                       61,704          (11,545)
             JP Morgan Fleming International Portfolio                       30,119          (43,708)
             ING Salomon Brothers Aggressive Growth Portfolio                80,050         (148,334)
             MFS Capital Opportunities                                       15,118           (9,840)
             Fidelity VIP Overseas Portfolio                                 45,088          (22,271)
             Fidelity VIP Equity-Income Portfolio                           242,002         (128,878)
             Fidelity VIP Growth Portfolio                                  426,973         (522,667)
             Janus Aspen Growth                                              23,077          (15,577)
             Janus Aspen Aggressive Growth                                   48,405          (21,153)
             Janus Aspen Worldwide Growth                                    36,288          (27,391)
          Houston Exploration common stock                                   34,536          (10,371)
                                                                       ------------      -----------
                   Net appreciation (depreciation) in Plan assets      $  1,601,384      $(1,160,663)
                                                                       ============      ============

----------
(1) General Account investment vehicle is the ING Fixed Account and is made available through an annuity contract issued by ILIAC. Amounts allocated to the Fixed Account are held in ILIACS general account, which supports insurance and annuity obligations. Investments are guaranteed a minimum interest rate for the life of the contract.

(2) Pooled Separate Accounts represent investments in mutual funds. As denoted by the name of the fund, each utilizes various strategies by pooling stocks, bonds and other securities to achieve separate investment objectives and employing different levels of risk.

NOTE 8 -- SUBSEQUENT EVENTS

Effective January 1, 2004, Houston Exploration adopted a new Plan agreement with MFS Retirement Services, Inc., a division of Massachusetts Financial Services ("MFS"). All of the terms and conditions of the new Plan agreement with MFS are substantially the same as the previous agreement with ING, with the exception of the investment option of Houston Exploration company stock that was discontinued with the adoption of the new Plan. In conjunction with the adoption of the new Plan agreement with MFS, the Company entered into a new trustee agreement with MFS Heritage Trust Company and a new Third Party Administrator agreement with MFS Corporate Plan Services. At December 31, 2003, all Plan assets held at ING were converted to cash in preparation for the transfer to MFS on January 2, 2004. Participant fund balances were "mapped" from ING funds to new MFS funds and investments in Houston Exploration common stock were liquidated and reallocated among various other Plan investment options prior to transfer. Plan assets transferred from ING to MFS on January 2, 2004 totaled $10,294,715 that included $9,983,704 in cash and $311,011 in participant loans. At December 31, 2003, MFS held Plan assets comprised of contributions from the Company's November 30 and December 31, 2003 payroll totaling $109,883 plus $170 in interest and dividends totaling $110,053.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                  IRS FORM 5500 - SCHEDULE H, PART IV, LINE 4I

                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                           DECEMBER 31, 2003 AND 2002



ISSUER, BORROWER, LESSOR                                                   UNITS/SHARES                FAIR VALUE
OR SIMILAR PARTY          DESCRIPTION OF INVESTMENT                        DECEMBER 31,                DECEMBER 31
                                                                        ------------------------------------------------------
                                                                          2003      2002          2003             2002
------------------------------------------------------------------------------------------------------------------------------
(1) ING                   ING non-interest bearing cash account              -         -      $   9,983,704    $         -
(2) ING                   ING Fixed Account                                  -        --                -        2,568,689
(2) ING                   ING Growth and Income VP                           -    44,801                -          668,070
(2) ING                   ING Money Market VP                                -    28,093                -          406,501
(2) ING                   ING Bond VP                                        -    10,724                -          179,702
(2) ING                   ING Balanced Fund                                  -    13,393                -          261,560
(2) ING                   ING Ascent                                         -       262                -            3,696
(2) ING                   ING Crossroads                                     -       136                -            1,947
(2) ING                   ING Index Plus Large Cap VP                        -     6,278                -           89,130
(2) ING                   ING Value Opportunity VP                           -     8,004                -          111,706
(2) ING                   ING Index Plus Mid Cap VP                          -     8,759                -          112,692
    JP Morgan             JP Morgan Fleming International Portfolio          -    10,382                -          126,468
    Salomon Brothers      Salomon Brothers Aggressive Growth                 -    17,463                -          206,187
    MFS Group             MFS Capital Opportunities                          -     2,960                -           26,561
    Fidelity Investments  Fidelity VIP Overseas Portfolio                    -     7,756                -           78,873
    Fidelity Investments  Fidelity VIP Equity-Income Portfolio               -    31,626                -          634,868
    Fidelity Investments  Fidelity VIP Growth Portfolio                      -    68,056                -        1,222,752
    Janus Funds           Janus Aspen Growth                                 -     3,334                -           49,113
    Janus Funds           Janus Aspen MidCap Growth                          -     6,587                -           86,468
    Janus Funds           Janus Aspen Worldwide Growth                       -     4,926                -           92,913

(2) Employer              Houston Exploration common stock                   -     5,979                -          182,965
                                                                                            -------------       ----------
                             Investments at fair market value                                   9,983,704        7,110,861
(3) MFS                   Contributions held at MFS                                               110,053                -
    Employee              Participant Loans (rates between 5% - 11%)                              311,011          186,311
                                                                                            -------------       ----------

                             Total Investments                                              $  10,404,768       $7,297,172
                                                                                            =============       ==========

----------
(1) All investments that were held with ING during 2003 were liquidated to cash at December 31, 2003, immediately prior to the transfer of the Plan assets to MFS, the new Plan Administrator and Trustee. Plan assets were held in a non-interest bearing account at ING until transfer to MFS on January 2, 2004. See Note 8 - Subsequent Events.

(2)  Represents a party in interest.

(3) Represents contributions made by the Company pursuant to the November 30th and December 31st payrolls during 2003 that were held by MFS prior to the January 1, 2004 adoption of a new Plan agreement and transfer of all Plan assets to MFS Retirement Services on January 2, 2004. See Note 8 - Subsequent Events.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                  IRS FORM 5500 - SCHEDULE H, PART IV, LINE 4A

                       SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003


Party            Relationship to Plan             Description of Transaction               Transaction Value
---------------------------------------------------------------------------------------------------------------

                                         Failure to remit participant contributions
                                         and loan repayments withheld from the
The Houston                              November 15, 2003 payroll within 15 business
Exploration      Plan Sponsor and        days of the month ending November 30, 2003
Company          Administrator           (1)

                                         Employee contributions                               $     28,780
                                         Loan repayments                                             3,699
                                                                                              ------------
                                                  Transaction total                           $     32,479
                                                                                              ============

----------

(1) Due to the suspension of all Plan activity with ING on prior to the scheduled change in third party administrator and trustee from ING to MFS on January 1, 2004, contributions from the Company's November 15, 2003 payroll were not accepted by MFS, the new Plan administrator, until December 29, 2003, which exceeded the 15 business day requirement by seven business days. The Company made an interest payment of $2,587 to the Plan to compensate the Plan for lost investment earnings relating to the late payment.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                  IRS FORM 5500 - SCHEDULE H, PART IV, LINE 4J

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003



          Relationship                                          Selling                Value of Asset
               To                                               Price per     Units    on Transaction    Gain or
Party         Plan             Description of Assets/Fund       Share/Unit    Sold          Date         (Loss)
-------  ----------------  -----------------------------------  ----------- ---------- ---------------- ----------
ING(1)      Plan Trustee      ING Fixed Account                    $ 17.6407     174,241    $  3,073,740        -
ING(1)      Plan Trustee      ING Growth and Income VP             $ 18.6868      41,464         774,828        -
ING(1)      Plan Trustee      ING Money Market VP                  $ 14.5126      32,966         478,425        -
ING(1)      Plan Trustee      ING Bond VP                          $ 17.7062      16,340         289,319        -
ING(1)      Plan Trustee      ING Balanced Fund                    $ 23.0751      15,964         368,365        -
ING(1)      Plan Trustee      ING Ascent                           $ 17.7319         576          10,038        -
ING(1)      Plan Trustee      ING Crossroads                       $ 17.0507       3,650          62,231        -
ING(1)      Plan Trustee      ING Index Plus Large Cap VP          $ 17.8017      14,874         264,777        -
ING(1)      Plan Trustee      ING Value Opportunity VP             $ 17.2833      13,749         237,625        -
ING(1)      Plan Trustee      ING Index Plus Mid Cap VP            $ 16.9381      20,051         339,628        -
ING(1)      Plan Trustee      JP Morgan Fleming International      $ 15.6430      10,081         157,690        -
ING(1)      Plan Trustee      Salomon Brothers Aggressive Growth   $ 16.1853      18,807         304,391        -
ING(1)      Plan Trustee      MFS Capital Opportunities            $ 11.4016       7,531          85,870        -
ING(1)      Plan Trustee      Fidelity VIP Overseas Portfolio      $ 14.4418      13,024         188,084        -
ING(1)      Plan Trustee      Fidelity VIP Equity-Income Portfolio $ 25.9159      39,177       1,015,310        -
ING(1)      Plan Trustee      Fidelity VIP Growth Portfolio        $ 23.6431      76,803       1,815,854        -
ING(1)      Plan Trustee      Janus Aspen Growth                   $ 19.2524       5,852         112,660        -
ING(1)      Plan Trustee      Janus Aspen MidCap Growth            $ 17.5923      13,786         242,536        -
ING(1)      Plan Trustee      Janus Aspen Worldwide Growth         $ 23.1986       6,998         162,333        -
                                                                                            ------------
                           Total assets/funds liquidated to cash                            $  9,983,704
                                                                                            ============

----------
(1) Due to the pending change in Plan Trustee and Third Party Administrator together with the adoption of a new Plan agreement, effective January 1, 2004, all Plan assets held at ING (with the exception of Participant loans) were liquidated to cash on December 31, 2003 prior to the transfer of the Plan assets to the new Plan Trustee and Third Party Administrator, MFS, on January 2, 2004. See Note 8 - Subsequent Events.

                                INDEX TO EXHIBITS

EXHIBIT        DESCRIPTION
-------        -------------------------------------------------------------
*23.1      --  Consent of Deloitte & Touche LLP.

----------
* Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, The Houston Exploration Company has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               THE HOUSTON EXPLORATION COMPANY
                                               401(k) PLAN & TRUST

Dated:  June 28, 2004                          By:/s/ James F. Westmoreland
                                                  -----------------------------
                                                  James F. Westmoreland
                                                  Plan Administrator